UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FITBIT, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, par value $0.0001 per share
Options to Purchase Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

33812L102

(CUSIP Number of Class A Common Stock Underlying Class of Securities)

Andy Missan, Esq. Executive Vice President and General Counsel Fitbit, Inc. 405 Howard Street San Francisco, California 94105 (415) 513-1000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Cynthia C. Hess, Esq.
Jeffrey R. Vetter, Esq.
Fenwick & West LLP
801 California Street
Mountain View, California 94041
(650) 988-8500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$8,294,683	$961

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,429,294 shares of Class A common stock and Class B common stock of Fitbit, Inc. having an aggregate value of $8,294,683 as of June 20, 2017 will be exchanged or canceled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model.
** The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $115.90 for each $1,000,000 of the value of this transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

This Tender Offer Statement on Schedule TO relates to an offer by Fitbit, Inc., a Delaware corporation (“Fitbit” or the “Company”), to exchange (the “Exchange Offer”) certain outstanding stock options (the “Eligible Options”) to purchase shares of the Company’s Class A common stock and Class B common stock, whether vested or unvested, that (i) have an exercise price greater than the publicly-traded price per share of Fitbit's Class A common stock on the date following the expiration of the Exchange Offer (the “Exchange Date”) on which Fitbit cancels the surrendered stock options for new restricted stock units (the "RSUs") which the Company currently anticipates to be the first business date after the expiration of the Exchange Offer, (ii) were granted under the Company’s 2007 Amended and Restated Stock Plan or the Company’s 2015 Equity Incentive Plan and remain outstanding and unexercised as of the expiration of the Exchange Offer, and (iii) are held by Eligible Employees (as defined below) who are providing services to Fitbit and its subsidiaries (the “Fitbit Group”) through the Exchange Date, except as otherwise described in the Offer to Exchange.

An “Eligible Employee” is an employee of the Fitbit Group as of the start of the Exchange Offer and who remains an employee of the Fitbit Group through the Exchange Date. James Park, the Company's President, Chief Executive Officer, and Chairman, Eric Friedman, the Company's Chief Technology Officer, Bill Zerella, the Company's Chief Financial Officer, and the members of the Company's board of directors are not Eligible Employees and may not participate in the Exchange Offer.

Eligible employees who properly tender Eligible Options will receive an RSU representing one share of Class A common stock for every two shares subject to a surrendered Eligible Option, rounded down, upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated June 21, 2017 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A) and (ii) the Launch Email, attached hereto as Exhibit (a)(1)(B). The following disclosure materials were also made available to Eligible Employees: (i) the Form of Confirmation E-mail, attached hereto as Exhibit (a)(1)(C), (ii) the Form of Reminder E-mail, attached hereto as Exhibit (a)(1)(D), (iii) the Form of Expiration Notice, attached hereto as Exhibit (a)(1)(E), (iv) the Screenshots from Offer Website, attached hereto as Exhibit (a)(1)(F), and (vi) the Employee FAQs, attached hereto as Exhibit (a)(1)(G). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.”

The information in the Disclosure Documents, including all schedules and exhibits to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.
Fitbit is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 405 Howard Street, Suite 550, San Francisco, California 94105, and the telephone number at that address is (415) 513-1000. The information set forth in the Offer to Exchange under the caption “The Offer” titled “10. Information concerning Fitbit” is incorporated herein by reference.

(b) Securities.
The subject class of securities consists of the Eligible Options. The actual number of shares of Class A common stock subject to the RSUs to be issued in the Exchange Offer will depend on the number of shares of Class A and Class B common stock subject to the unexercised options tendered by Eligible Employees accepted for exchange and canceled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “2. Number of RSUs; expiration date,” “6. Acceptance of options for exchange and issuance of RSUs,” and “9. Source and amount of consideration; terms of RSUs” is incorporated herein by reference.

(c) Trading Market and Price.
The information set forth in the Offer to Exchange under the caption “The Offer” titled “8. Price range of shares underlying the options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.
The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference. The information set forth in the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options.” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.
The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “1. Eligibility,” “2. Number of RSUs; expiration date,” “3. Purposes of the offer,” “4. Procedures for electing to exchange options,” “5. Withdrawal rights and change of election,” “6. Acceptance of options for exchange and issuance of RSUs,” “7. Conditions of the offer,” “8. Price range of shares underlying the options,” “9. Source and amount of consideration; terms of RSUs,” “12. Status of options acquired by us in the offer; accounting consequences of the offer,” “13. Legal matters; regulatory approvals,” “14. Material income tax consequences,” “15. Extension of offer; termination; amendment” and Schedule A attached to the Offer to Exchange is incorporated herein by reference.

(b) Purchases.
The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.
The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.
The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “3. Purposes of the offer” is incorporated herein by reference.

(b) Use of Securities Acquired.
The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “6. Acceptance of options for exchange and issuance of RSUs” and “12. Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c) Plans.
The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “3. Purposes of the offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.
The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “9. Source and amount of consideration; terms of RSUs” is incorporated herein by reference.

(b) Conditions.
The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “7. Conditions of the offer” is incorporated herein by reference.

(d) Borrowed Funds.
Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.
The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b) Securities Transactions.
The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.
Not applicable.

Item 10. Financial Statements.

(a) Financial Information.
The information set forth in Schedule A to the Offer to Exchange and in the sections of the Offer to Exchange under the caption “The Offer” titled “10. Information concerning Fitbit,” “17. Additional information” and “18. Financial information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.
Not applicable.

 Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.
The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” and “13. Legal matters; regulatory approvals” is incorporated herein by reference.

(c) Other Material Information.
Not applicable.

Item 12. Exhibits.

99(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated June 21, 2017.
99(a)(1)(B)	Launch Email.
99(a)(1)(C)	Form of Confirmation E-mail.
99(a)(1)(D)	Form of Reminder E-mail.
99(a)(1)(E)	Form of Expiration Notice.
99(a)(1)(F)	Screenshots from Offer Website.
99(a)(1)(G)	Employee FAQS.
99(a)(1)(J)	Fitbit, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the Securities and Exchange Commission on March 1, 2017 and incorporated herein by reference.
99(a)(1)(K)	Fitbit, Inc.’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2017 filed with the Securities and Exchange Commission on May 5, 2017 and incorporated herein by reference.
99(b)	Not applicable.
99(d)(1)
Fitbit, Inc. 2007 Amended and Restated Stock Plan, as amended, and forms of award agreements incorporated herein by reference from Exhibit 10.2 to the Company’s Form S-1 file number 333-203941 as declared effective by the Securities and Exchange Commission on June 17, 2015.

99(d)(2)
Fitbit, Inc. 2015 Equity Incentive Plan and forms of award agreement (including form of RSU Award Agreement) under 2015 Equity Incentive Plan, incorporated herein by reference from Exhibit 10.3 to the Company’s Form S-1 file number 333-203941 as declared effective by the Securities and Exchange Commission on June 17, 2015 and form of Notice of Stock Option Grant and Stock Option Agreement under the 2015 Equity Incentive Plan, incorporated herein by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 9, 2016.

99(g)	Not applicable.
99(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.
(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

FITBIT, INC.
/s/ Andy Missan
Andy Missan
Executive Vice President and General Counsel

Date: June 21, 2017